File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsin Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
     Form 20-F ☑                    Form 40-F ☐
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
     Yes ☐                    No ☑
     [ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ____________.]

Table of Content

Exhibit Title	Page

A. Press Release for interim financial statement of second quarter, 2006	1 - 5

B. Signature	6

Macronix International Co., Ltd.
16, Li-Hsin Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.
Tel: +886 3 578 6688                              Fax: +886 3 563 2888
December 31, 2006
MXIC Reported Q2’06 Financial Results
●	Net sales revenues of NT$5,310 million for the quarter increased by 19 percent sequentially and grew by 35 percent year over year
●	Gross profit of NT$1,372 million with gross margin of 26 percent for the quarter
●	Quarterly operating income of NT$241 million
●	Net income before tax of NT$242 million and net income of NT$232 million with EPS of NT$0.08 for the quarter
●	Capacity utilization rate up to 102 percent
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
The news release contains forward-looking statements, as defined in the Safe Harbor Provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, “forecasts”, “estimates” or other words or phrases of similar import. Similarly, such statements describe the Company’s business outlook, financial highlights and the projections of capacity expansions. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “Risk Factors” in the Company’s 2005 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 17, 2006. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Macronix International Co., Ltd.
Macronix International Co., Ltd. (NASDAQ: MXIC and TSEC: 2337) is an independent designer, producer and supplier of non-volatile memory products such as Mask ROM, EPROM, Flash, and logic and other application-specific integrated circuit products including system-on-a-chip (also named as SOC) and solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to provide silicon chip solutions that satisfy their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3,494 people worldwide.
For more information, please visit the Company’s website at www.macronix.com.
Contacts:

Michelle Chang Macronix International Co., Ltd. Public Relations +03 578 6688 ext. 71233 tkchang@mxic.com.tw	Douglas Sun Macronix International Co., Ltd. Finance Center +03 578 6688 ext. 76632 emilychang@mxic.com.tw

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
June 30, 2006 and 2005
(Amounts in thousand New Taiwan Dollars)

ASSETS	Notes	June 30, 2006	June 30, 2005	LIABILITIES & SHAREHOLDERS’ EQUITY	Notes	June 30, 2006	June 30, 2005
Current assets				Current liabilities
Cash and cash equivalents	2, 4(1)	$10,265,824	$7,485,934	Short-term debts	4(13)	$340,879	$355,085
Available-for-sale financial assets-current	2, 4(2)	—	34,433	Notes and Accounts payable		1,683,067	1,400,254
Notes receivable (net)	2, 4(3)	8,819	15,107	Payables to related parties	5	136,538	130,488
Accounts receivable (net)	2, 4(4)	1,827,813	1,506,437	Income taxes payable	2, 4(23)	163,966	163,966
Receivables from related parties (net)	2, 4(5), 5	951,387	784,839	Accrued expenses		1,692,919	1,572,967
Other receivables (net)	2, 4(6)	117,475	135,568	Payables to equipment suppliers		967,610	175,943
Other receivables from related parties (net)	2, 4(7), 5	—	66,256	Current portion of debentures	2, 4(15), 6	3,000,000	226,941
Inventories (net)	2, 4(8)	4,007,678	3,399,206	Current portion of long-term debts	4(14), 6, 7	5,955,218	1,687,056
Prepaid expenses	7	376,912	530,480	Deferred income tax liabilities	2, 4(23)	—	19,049
Deferred income taxes-current (net)	2, 4(23)	—	—	Other current liabilities		83,363	61,811

Restricted cash — current	6	1,408,323	1,833,413	Total current liabilities		14,023,560	5,793,560

Noncurrent assets held for sale	2, 4(9), 6	5,300,000	—

Total current assets		24,264,231	15,791,673

Funds and investments	2, 3, 4(2), 4(10)	2,755,711	1,741,855	Long-term liabilities

				Debentures	2, 4(15), 6	—	3,000,000
Property, plant and equipment	2, 4(11), 6, 7			Long-term debts	4(14), 6, 7	945,729	6,500,946

Land		598,076	598,076	Total long-term liabilities		945,729	9,500,946

Buildings and facilities		15,862,918	23,787,053
Production equipment		49,501,590	47,558,852	Other liabilities
Transportation equipment		24,280	23,661	Accrued pension cost	2, 4(24)	340,927	334,457
Leased equipment		—	1,754,540	Refundable deposits		173	349
Leasehold improvements		2,419	2,419	Others	2, 4(10)	135,273	282,358

Research and development equipment		2,346,277	1,307,515	Total other liabilities		476,373	617,164

Office furniture and fixtures		824,454	795,700	Total liabilities		15,445,662	15,911,670

Total property, plant and equipment		69,160,014	75,827,816
Less: Accumulated depreciation		(55,927,254)	(52,446,021)	Shareholders’ equity
Add: Construction in progress		16,708	32,202	Capital	4(16)
Prepayments for equipment		1,437,600	1,521,472	Common shares		29,159,218	50,352,963

Net property, plant and equipment		14,687,068	24,935,469	Common shares to be cancelled	4(21)	—	(400,000)

				Capital Reserve	4(18)
Intangible assets	2, 7			Adjustments to long-term equity investments		52,763	46,469
Software		61,366	114,257	Retained earnings
Deferred charges		730,500	645,950	Accumulated deficits	4(20), 4(23)	(988,195)	(20,794,746)

Total intangible assets		791,866	760,207	Other adjustments

				Unrealized gain (loss) on financial instrument	2, 3, 4(10)	505,967	—
Other assets				Cumulative translation adjustments	2, 4(10)	85,182	22,246
Refundable deposits		4,798	4,777	Treasury stock	2, 4(10), 4(21)	(142,365)	(142,365)

Deferred income taxes — noncurrent (net)	2, 4(23)	1,601,189	1,735,030	Total shareholders’ equity		28,672,570	29,084,567

Other assets	2, 4(12)	13,369	27,226

Total other assets		1,619,356	1,767,033

Total assets		$44,118,232	$44,996,237	Total liabilities and shareholders’ equity		$44,118,232	$44,996,237

     See accompanying notes to financial statements.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF OPERATIONS
For the six months ended June 30, 2006 and 2005
(Amounts in thousand New Taiwan Dollars except per share data)

		Six months ended June 30,
Description	Notes	2006	2005
Sales revenue		$9,736,793	$7,510,977
Less: Sales returns		(73,743)	(7,535)
Sales discounts		(11,320)	(16,375)

Net sales revenue	2, 4(25), 5	9,651,730	7,487,067
Cost of goods sold	4(26), 5, 7	(7,726,462)	(8,997,977)

Gross profit (loss)		1,925,268	(1,510,910)
Plus: Unrealized profit as of January 1, 2006	2	9,635	9,635
Less: Unrealized profit as of June 30, 2006	2	(9,635)	(9,635)

Realized gross profit (loss)		1,925,268	(1,510,910)

Operating expenses	2, 4(26), 5, 7
Selling expenses		(289,825)	(270,979)
Administrative expenses		(569,277)	(577,110)
Research and development expenses		(1,371,495)	(1,516,463)

Total operating expenses		(2,230,597)	(2,364,552)

Operating loss		(305,329)	(3,875,462)

Non-operating income
Interest income		61,493	44,901
Net gain from equity investments	2, 4(10)	56,337	—
Gain on disposal of assets	2	86,940	3,121
Gain on disposal of investments	2, 4(2)	7,550	37,846
Foreign exchange gains	2	15,458	—
Others	5	77,950	49,160

Total non-operating income		305,728	135,028

Non-operating expenses
Interest expense		(155,472)	(151,707)
Net loss from equity investments	2, 3, 4(10)	—	(2,356,388)
Loss on disposal of assets	2	(467)	—
Foreign exchange loss	2	—	(107,327)
Inventory loss provision	2, 4(8)	(20,215)	(46,490)
Others	2	(140,663)	(14,606)

Total non-operating expenses		(316,817)	(2,676,518)

Loss before taxes		(316,418)	(6,416,952)
Income tax expense	2, 4(23)	(78,239)	(161,409)

Net loss	2, 3, 4(22)	$(394,657)	$(6,578,361)

Net loss before taxes per share	2, 3, 4(22)	$(0.11)	$(2.20)

Net loss per share	2, 3, 4(22)	$(0.14)	$(2.26)

Diluted net loss before taxes per share	2, 4(22)	$(0.11)	$(2.20)

Diluted net loss per share	2, 4(22)	$(0.14)	$(2.26)

Pro-forma data: assuming that the Company’s shares
owned by subsidiaries were not treated
as treasury stock
Net loss before taxes		$(316,418)	$(6,427,673)

Net loss		$(394,657)	$(6,589,082)

Net loss before taxes per share	2, 4(22)	$(0.11)	$(2.20)

Net loss per share	2, 4(22)	$(0.14)	$(2.26)

Diluted net loss before taxes per share	2, 4(22)	$(0.11)	$(2.20)

Diluted net loss per share	2, 4(22)	$(0.14)	$(2.26)

See accompanying notes to financial statements.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF SHAREHOLDERS’ EQUITY
For the six months ended June 30, 2006 and 2005
(Amounts in thousand New Taiwan Dollars)

					Unrealized gain	Cumulative
		Common Shares		Accumulated	(loss) on financial	Translation
Description	Common Shares	to be Cancelled	Capital Reserve	Deficits	instrument	Adjustments	Treasury Stock	Total
Balance as of January 1, 2005	$50,352,963	$—	$355,649	$(13,886,018)	$(1,351,527)	$62,042	$(1,188,436)	$34,344,673
Adjustments of capital reserve from equity investees	—	—	6,524	—	—	—	—	6,524
Unrealized gain (loss) on financial instrument	—	—	—	—	1,351,527	—	—	1,351,527
Appropriation and distribution of 2004 retained earnings:
Capital reserve used to cover accumulated deficits	—	—	(315,704)	315,704	—	—	—	—
Net income for the six months ended June 30, 2005	—	—	—	(6,578,361)	—	—	—	(6,578,361)
Cumulative translation adjustments	—	—	—	—	—	(39,796)	—	(39,796)
Treasury stock to be cancelled	—	(400,000)	—	(646,071)	—	—	1,046,071	—

Balance as of June 30, 2005	$50,352,963	$(400,000)	$46,469	$(20,794,746)	$—	$22,246	$(142,365)	$29,084,567

Balance as of January 1, 2006	$49,952,963	$—	$57,990	$(21,388,090)	$—	$77,902	$(142,365)	$28,558,400
Cancellation of common shares used to offset accumulated deficits	(20,794,745)	—	—	20,794,745	—	—	—	—
Issue of common shares at a discount	1,000	—	—	(193)	—	—	—	807
Adjustments of capital reserve from equity investees	—	—	(5,227)	—	—	—	—	(5,227)
Unrealized gain (loss) on financial instrument	—	—	—	—	505,967	—	—	505,967
Appropriation and distribution of 2005 retained earnings:
Capital reserve used to cover accumulated deficits	—	—	—	—	—	—	—	—
Net loss for the six months ended June 30, 2006	—	—	—	(394,657)	—	—	—	(394,657)
Cumulative translation adjustments	—	—	—	—	—	7,280	—	7,280

Cancellation of treasury stock	—	—	—	—	—	—	—	—

Balance as of June 30, 2006	$29,159,218	$—	$52,763	$(988,195)	$505,967	$85,182	$(142,365)	$28,672,570

     See accompanying notes to financial statements.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2006 and 2005
(Amounts in thousand New Taiwan Dollars)

	Six months ended June 30,			Six months ended June 30,
Description	2006	2005	Description	2006	2005
Cash flows from operating activities:			Cash flows from financing activities:
Net loss	$(394,657)	$(6,578,361)	Net (decrease) increase in short-term debts	210,879	(687,197)
Adjustments to reconcile net (loss) income to net cash provided by			Net (decrease) increase in short-term notes	—	(99,924)
operating activities:			Increase in refundable deposits-liability	30	—
Depreciation	2,917,642	3,342,119	Net (decrease) increase in long-term debts	(512,091)	(884,412)
Provision for (reversal of) allowance for bad debts	9,721	7,501	Net decrease in capital lease obligations	—	(303,446)
Provision for (reversal of) inventory loss provision	20,215	46,490	Net decrease in debentures	—	(206,115)
Net loss (gain) from equity investments	(56,337)	2,356,388	Capital increase (decrease) by cash	807	—

Gain on disposal of short-term investments	(7,550)	(37,846)	Net cash used in financing activities	(300,375)	(2,181,094)

Amortization	137,329	250,986	Net decrease in cash and cash equivalents	846,341	(2,222,474)
Deferred income taxes	78,239	142,361	Cash and cash equivalents at beginning of period	9,419,483	9,708,408

Gain on disposal of assets	(86,473)	(3,121)	Cash and cash equivalents at end of period	$10,265,824	$7,485,934

Net changes in operating assets and liabilities:
Accrued pension cost	(28,690)	59,082	Supplemental disclosures of cash flow information:
Notes receivable	(4,587)	84,901	Interest paid (excluding capitalized interest)	$104,404	$102,815

Accounts receivable	(309,062)	486,226	Income tax paid	$3,307	$5,913

Receivables from related parties	173,666	(401,137)
Inventories	(487,109)	1,333,128	Non-cash activities:
Other receivables	14,764	75,231	Other assets transferred to current assets	$5,300,000	$—

Other receivables from related parties	38,379	(66,256)	Current portion of debentures transferred to current liabilities	$3,000,000	$226,941

Prepaid expenses	(26,847)	(53,678)	Current portion of long-term debts transferred to current liabilities	$5,955,218	$1,687,056

Accounts payable	(201,377)	(220,337)	Net increase (decrease) of unrealized gain (loss) on financial instrument	$505,967	$1,351,527

Payables to related parties	(10,644)	1,361	Cumulative translation adjustments	$7,280	$(39,796)

Accrued expenses	107,691	11,394	Adjustments of capital reverse from equity investees	$(5,227)	$6,524

Deferred income tax liabilities	—	19,049	Cancellation of common shares used to offset accumulated deficits	$20,794,745	$—

Other current liabilities	26,266	12,483	Capital reserve used to cover accumulated deficits	$—	$315,704

Decrease in reserve for redemption of debentures	—	(758)	Cancellation of treasure stock	$—	$1,046,071

Net cash provided by operating activities	1,910,579	867,206

Cash flows from investing activities:			Partial cash flow transaction from investing activities
Decrease in restricted cash	520,590	274,806	Cash paid for purchase of property, plant and equipment:
Decrease in Available-for-sale financial assets	7,550	57,481	Payables to equipment suppliers at beginning of period	$147,748	$327,151
Additions to long-term equity investments	(666,050)	—	Add: Purchases of property, plant and equipment	1,448,782	1,090,687
Purchase of property, plant and equipment	(628,920)	(1,241,895)	Less: Payables to equipment suppliers at end of period	(967,610)	(175,943)

Proceeds from disposal of property, plant and equipment	87,199	1,089	Cash paid	$628,920	$1,241,895

Decrease in refundable deposits-asset	—	195
Additions to intangible assets	(88,655)	(16,920)
Decrease in other assets	4,423	16,658

Net cash used in investing activities	(763,863)	(908,586)

See accompanying notes to financial statements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: January 11, 2006	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center